UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SONORA RESOURCES CORP.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

835658 105
(CUSIP Number)

copy to:
Keith Neumeyer,
1805 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2
604 688-3033
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 835658 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Majestic Silver Corp. IRS No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION First Majestic Silver Corp. is a company incorporated under the laws of the Province of British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000,000
	8	SHARED VOTING POWER Nil
	9	SOLE DISPOSITIVE POWER 10,000,000
	10	SHARED DISPOSITIVE POWER Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% based on 95,250,000 of shares of common stock issued and outstanding as of May 16, 2011.
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Schedule 13D is being filed on behalf of First Majestic Silver Corp. (the “Reporting Person”) relating to the shares of common stock, par value $0.001 of Sonora Resources Corp., a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of the Issuer. The principal executive offices of the Issuer are located at 3120 South Durango, Suite 305, Las Vegas, NV 89117.

Item 2. Identity and Background

(a)	First Majestic Silver Corp.

The name, business address and present principal occupation or employment of each director and executive officer of First Majestic, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A to this Schedule 13D and incorporated herein by reference

(b)	The business address of First Majestic Silver Corp. is 1805-925 West Georgia Street, Vancouver, BC Canada V6C 3L2.

(c)	First Majestic Silver Corp. is a corporation incorporated pursuant to the laws of the Province of British Columbia and is listed on the TSX and NYSE.

(d)

During the last five years, neither the Reporting Person, nor to the Reporting Person’s knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the directors and executive officers identified on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws

Item 3. Source and Amount of Funds or Other Considerations

On April 15, 2011, the Issuer issued 10,000,000 shares of common stock to First Majestic Silver Corp. as consideration under a Mining Option Agreement as described below under Item 4. “Purpose of Transaction.”

Item 4. Purpose of Transaction

On April 15, 2011, the Issuer issued 10,000,000 shares of common stock to First Majestic Silver Corp. as consideration under a Mining Option Agreement among First Majestic Silver Corp., Minera El Pilon S.A. de C.V., a company incorporated under the laws of Mexico and the Issuer where the Issuer may acquire up to a 90% interest in certain mineral properties wholly owned by First Majestic Silver Corp.

Depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Person is 10,000,000 shares of common stock, or 10.5% of the Issuer, based on 95,250,000 shares of common stock outstanding as of the date of this report.

All of the 10,000,000 shares are registered in the name of First Majestic Silver Corp. The Reporting Person’s Board of Directors have the sole power to vote or direct the vote, and to dispose or direct the disposition, of 10,000,000 shares of common stock of the Issuer. No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,000,000 shares of common stock of the Issuer.

The Reporting Person has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

May 20, 2011

FIRST MAJESTIC SILVER CORP.

Per:	/s/ Keith Neumeyer
Keith Neumeyer
CEO, President and Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).

SCHEDULE A
Directors and Executive Officers of First Majestic Silver Corp.

Name, Position and Residence	Principal Occupation or Employment[1]
Robert A. McCallum, B.Sc., P.Eng Chairman and Director North Vancouver, British Columbia, Canada	Professional Consulting Engineer and President of Robert A. McCallum Inc. with an office at 7 – 555 Ravenwoods Drive, North Vancouver, B.C. V7G 0A4
Keith Neumeyer CEO, President and Director London, England	President, CEO and director of the Company
Ramon Davila, Ing. Chief Operating Officer and Director Durango, Mexico	Chief Operating Officer of the Company
Tony Pezzotti Director Burnaby, British Columbia, Canada	Retired
David Shaw, Ph.D. Director Vancouver, British Columbia, Canada

President of Duckmanton Partners Ltd.; President and Director of Albion Petroleum Ltd.; Director of Talison Lithium Inc.; Director of Great Quest Metals Inc. with an office at 1920-1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Robert Young Director Richmond, British Columbia, Canada	Independent geological consultant with an office at 3560 River Road, Richmond, BC V7C 5M5
Douglas Penrose Director Kamloops, British Columbia, Canada	Retired
Raymond L. Polman Chief Financial Officer Vancouver, British Columbia, Canada	Chief Financial Officer of the Company
Connie Lillico Corporate Secretary Coquitlam, British Columbia, Canada	Corporate Secretary of the Company

____________________________
1 The information as to principal occupation has been furnished by the respective individuals.